Mail Stop 4-6


								November 24, 2004


William H. McDonnell
Chief Financial Officer
International Plaza II, Suite 625
Philadelphia, PA  19113

Via Facsimile:  610-521-0111

	Re:    	ScanVec Amiable
		Preliminary Proxy Statement on Schedule 14A
		Filed on November 16, 2004
		File No. 0-23734

Dear Mr. McDonnell:

   We have limited our review of your filing to matters relating to
Proposals One through Four. Based on this limited review, we have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal One:  Settlement Agreement and Release
1. Please expand the litigation disclosure to describe the factual basis underlying the allegations of misappropriation of confidential business and trade secret information, unfair competition and violations of related Pennsylvania common law following the 1998 merger. Provide a brief description of the events that led to the dispute. What effect did those events have on the company from a
business perspective?   We note that the company obtained a
preliminary injunction against the Defendants. What will be the disposition of the PhotoPRINT (tm) technology if the settlement agreement is approved? Will the Defendants be or are they now a competitor of the company? Ensure that the expanded disclosure is materially complete.

Proposal Two:  Share Option Plan
2. We note the disclosure in the New Plan Benefits table on page
9.
Please state whether you currently have any other plans, commitments or arrangements to issue option awards under the 2004 Share Option Plan. If you have no current plans, please provide a representation in the proxy statement to that effect.

Proposals Three and Four:  Employment Agreements and Cash Bonus
Payments
3. Please revise the disclosure to state the impact of an unfavorable vote on the applicable proposals.

Where you can find more information
4. Please be advised that the Commission no longer maintains public reference rooms outside of Washington, D.C.

		Except for above-cited matters, we have not and do not intend to conduct any review of the information statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions you may have to Maryse Mills-
Apenteng at (202) 942-1861. If you need further assistance, you may contact Mark P. Shuman at (202) 942-1818.

							Sincerely,



							Barbara C. Jacobs
							Assistant Director